[Letterhead of iParty Corp.]

March 30, 2007

H. Christopher Owings

Assistant Director

Division of Corporation Finance (Mail Stop 3561)

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             iParty Corp.

Registration Statement on Form S-3

Filed January 12, 2007

Amendment No. 1 Filed February 27, 2007

Amendment No. 2 Filed March 28, 2007

Dear Mr. Owings:

iParty Corp. (“iParty”) hereby requests acceleration of the above-captioned registration statement on Form S-3 effective as of 9:30 a.m. on Wednesday, April 4, 2007.  In accordance with Rule 461, this written request is being submitted at least two (2) business days in advance of the requested effective date.

In making this request, iParty hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve iParty from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•                  iParty may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;

•                  iParty understands that the Division of Enforcement has access to all information iParty provides to the staff of the Division of Corporation Finance in connection with your review of our filing or in response to your comments on our filing; and

•                  iParty understands that you will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities

Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced registration statement

We appreciate your assistance and guidance in helping us to better comply with applicable disclosure requirements.  If you have any questions about this request, kindly contact me or Sal Perisano, our Chief Executive Officer.  We both can be reached at (781) 329-3952.  In addition, should it be of assistance to you, please contact our counsel, Donald H. Siegel, P.C. or Basilios E. (Bill) Tsingos, Esq., of the firm Posternak Blankstein & Lund LLP.  Mr. Siegel’s direct dial is (617)-973-6147 and Mr. Tsingos’ direct dial is (617) 973-6171.

Sincerely,

/s/ PATRICK FARRELL

Patrick Farrell

President and Chief Financial Officer

cc:                                 Anita Karu, Attorney-Adviser

United States Securities and Exchange Commission

Sal Perisano

iParty Corp.

Donald H. Siegel, P.C.

Basilios E. Tsingos, Esq.

Posternak Blankstein & Lund LLP